

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 8, 2016

Michael Bell
President and Chief Executive Officer
Silver Spring Networks, Inc.
230 W. Tasman Drive
San Jose, California 95134

> **Re: Silver Spring Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 9, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 9, 2016**
> **Form 8-K filed November 3, 2016**
> **File No. 001-35828**

Dear Mr. Bell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations and Key Non-GAAP Financial Measures

Provision for Income Taxes, page 53

1.   We note that you released a significant portion of your deferred tax asset valuation allowance during 2015. Tell us what consideration you gave to disclosing the specific circumstances that led to such release and the circumstances that could reasonably cause you to adjust your valuation allowance in the future. Refer to Section III.B.3 of SEC

Release No. 33-8350. Also, tell us what consideration you gave to providing a discussion of the realizability estimates for deferred tax assets in your notes to consolidated financial statements. Refer to ASC 740-10-50-21.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Non-GAAP and Other Financial Metrics, page 24

2.   Please further explain why you believe that the computations of recurring billings and recurring billings per endpoint are not misleading and provide useful information to investors. Specifically, address the following:

- You indicate that the metric of recurring billings best represents your overall recurring billings. Explain why it is appropriate to exclude other sources of revenue that are recurring in nature and to include one-time managed services and SaaS setup fees. Consider identifying this measure as other than recurring.

- We note that recurring billings per endpoint is computed by dividing recurring billings, as defined, by cumulative home and business endpoints shipped from inception to date. Explain why it is appropriate to include all endpoints shipped to date and how you consider endpoint turnover.

3.   We note that you present non-GAAP performance measures of gross profit and gross margin on billings (including gross profit and gross margin on product billings and gross profit and gross margin on services billings) and adjusted EBITDA that include the changes in deferred revenue and deferred cost of revenue. We also note that the additional presentation in your earnings release on the Form 8-K filed November 3, 2016 of non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP income (loss) per share, and adjusted EBITDA includes changes in deferred revenue and deferred cost of revenue. These measures substitute individually tailored recognition methods for those of GAAP. Please describe the changes you expect to make to your presentation in light of the new guidance in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated on May 17, 2016.

Form 8-K filed November 3, 2016

Exhibit 99.1 Press release, dated November 3, 2016

Reconciliation of GAAP to non-GAAP results

4.   It appears that you do not include a separate income tax adjustment in arriving at non-GAAP net income, which may be inconsistent with Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated on May 17, 2016. Please make appropriate changes when preparing your next earnings release.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services